EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,
	2000	2001	2002	2003	2004
Earnings
Income/(loss) from operations before income tax, minority interest adjustments and changes in accounting principles	$(18,390)	$(21,669)	$5,694	$24,533	$2,377
Fixed charges	1,028	939	386	265	416

Earnings (loss)	$(17,362)	$(20,730)	$6,080	$24,798	$2,793

Fixed Charges
Interest portion of rental expense	$223	$106	$121	$223	$277
Interest incurred	805	833	265	42	139

Total fixed charges	$1,028	$939	$386	$265	$416

Ratio of earnings to fixed charges	-- (1)	-- (1)	16x	93x	8x

Amount of the deficiency	$(18,390)	$(21,669)	—	—	—

(1)	For fiscal years ended December 31, 2000 and 2001 earnings were insufficient to cover fixed charges.

	2000	2001	2002	2003	2004
Ratio calculation	-17	-22	16	93	7

Rent expense BGL	$315,231	$179,150	$389,003	$973,129	$935,159
Rent Expense GSR	168,667	119,802	127,236	116,075	173,126

Total Rent Expense	$483,898	$298,952	$516,239	$1,089,204	$1,108,285

Lessor’s charge (Six times rent expense)	$2,903,388	$1,793,712	$3,097,434	$6,535,224	$6,649,710
Lessor’s costs of equip (Five times rent expense)	$2,419,490	$1,494,760	$2,581,195	$5,446,020	$5,541,425

Profit and interest	$483,898	$298,952	$516,239	$1,089,204	$1,108,285

Interest rate	9.2%	7.1%	4.7%	4.1%	5.0%

Estimated interest component	$222,593	$106,128	$121,316	$223,287	$277,071

Profit	$261,305	$192,824	$394,923	$865,917	$831,214
Percent of equipment cost	11%	13%	15%	16%	15%